File Support



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



10048071

DIVISION OF
TRADING AND MARKETS

August 19, 2010

Act	—
Section	—
Rule	101 & 102 of Regulation M
Public Availability	8/24/2010

Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: The Toronto-Dominion Bank
File No. TP 10-59

Dear Ms. Patterson:

In your letter dated August 19, 2010, as supplemented by conversations with members of the staff (the "Staff") of the Securities and Exchange Commission ("Commission"), you request on behalf of the Toronto-Dominion Bank, a Canadian chartered bank ("TD"), an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with a proposed acquisition of the South Financial Group by TD (the "Acquisition").

You seek an exemption to permit TD and its affiliates to conduct specified transactions outside the United States in the common shares of TD ("TD Shares") as well as derivatives of such shares ("TD Share Derivatives") during the Acquisition. Specifically, you request that: (i) TDSI and the OTC Derivatives Unit be permitted to continue to engage in market making and facilitation trading in TD Shares and TD Share Derivatives as described in your letter; (ii) TDSI be permitted to continue to engage in derivative hedging and index-related adjustments as described in your letter; (iii) TDSI, TD Waterhouse Canada, TD Waterhouse U.K., and Internaxx be permitted to continue to engage in brokerage activities as described in your letter; (iv) the Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (v) the Insurance Companies be permitted to continue to engage in activities in connection with investment selections made by purchasers of insurance products as described in your letter; and (vi) TDSI be permitted to continue to engage in plan-related activities as described in your letter.

You also seek an exemption to permit certain TD affiliates to conduct specified transactions in the United States in TD Shares during the Acquisition. Specifically, you request that: (i) TDAM USA Inc. be permitted to continue to engage in unsolicited asset management activities and trading broad-based indexes of which TD Shares are a component; and (ii) the U.S. Broker-Dealer be permitted to continue to engage in unsolicited brokerage activities in the United States as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants TD an exemption from Rules 101 and 102 of Regulation M to permit TD, TDSI, the OTC Derivatives Unit, TD Waterhouse Canada, TD Waterhouse U.K., Internaxx, the Asset Managers, the Insurance Companies, TDAM USA Inc., and the U.S. Broker-Dealer (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- The average daily trading volume ("ADTV") in TD Shares on the TSX for 2010 (through July 31) was approximately C$208 million or 74% of the worldwide ADTV for that period, and TD's market capitalization at July 31, 2010 was approximately C$64 billion, the second largest for any Canadian bank and the second largest of any Canadian company by market capitalization as of July 31, representing 5.89% of the S&P TSX 60 Index;

- The ADTV value for TD Shares was approximately US$259 million for the two month period ending July 31, 2010, and the estimated public float value for TD Shares was approximately US$62 billion as of July 31, 2010;

- The ADTV in TD Shares on the NYSE for 2010 (through July 31) was approximately C$74 million, or 26% of the worldwide ADTV of TD Shares for that period;

- The principal trading market for TD Shares is the TSX in Canada;

- The number of TD Shares expected to be issued in connection with the Acquisition as consideration for shares of South Financial Group common stock will represent 0.1% of the TD Shares outstanding;

- **TD has established information barrier policies and procedures to prevent material non-public information from passing between the sales/trading areas of TD and its affiliates and other areas of TD and its affiliates;**

- TDSI and the OTC Derivatives Unit conduct their market making and facilitation trading activities outside of the United States;

- TDSI conducts its derivatives hedging and index-related adjustments outside the United States;

- The Asset Managers conduct their asset management activities outside the United States;

- The Insurance Companies sell insurance products and conduct activities in connection with investment selections made by purchasers of such insurance products outside the United States;

- TD Waterhouse Canada, TD Waterhouse U.K., Internaxx, and TSDI each conducts its brokerage activities outside the United States;

- TDSI conducts its plan-related activities outside of the United States;

- TD will instruct its executive officers, and other employees who are currently materially involved with the Acquisition, not to (i) request an increase in their contributions or allocations to the applicable plans or (ii) effect transfers of existing investments into an investment in TD Shares, in each case during the restricted period for the distribution, and will use reasonable efforts to monitor plan activity for compliance with such instructions (or to effect other procedures designed to establish compliance);

- The withdrawal of TDSI as the largest trader in TD Shares in the primary market for those shares, which are among the most actively traded in Canada, for an extended period of time could have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the TD Shares, including a significant imbalance of buy and sell orders, and thus greater volatility and reduced liquidity;

- TDSI, the OTC Derivatives Unit, TD Waterhouse Canada, TD Waterhouse U.K., Internaxx, the Asset Managers, and the Insurance Companies each has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Acquisition, in accordance with applicable law in Canada, which permits such activities during a distribution;

- In the United States, TD conducts a securities business through the U.S. Broker-Dealer, who is a member of FINRA;

- The U.S. Broker-Dealer will only engage in unsolicited brokerage activities in the normal course of business with its customers;

- In the United States, TD also conducts asset management activities through TDAM USA Inc., which is registered with the Commission as an investment adviser; and

- TDAM USA Inc. will only engage in unsolicited asset management activities and trading broad indices of which TD is a component in the normal course of business with its customers.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the transactions of the U.S. Broker-Dealer and TDAM USA Inc. described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Acquisition;

3. The proxy statement/prospectus to be distributed to South Financial Group shareholders shall disclose the possibility of, or the intention to make, the transactions described in your letter;

4. TD and each of the Companies shall provide to the Division of Trading and Markets (the "Division"), upon request, a daily time-sequenced schedule of all transactions made during the period beginning on the day the proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution. Such schedule shall include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred; and
   (c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, TD and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington, D.C. within 30 days of its request;

6. TD and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Acquisition;

7. Representatives of TD and each of the Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, TD and each of the Companies will comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

RECEIVED
2010 AUG 23 PM 4: 10
SEC / TM

DIRECT DIAL NUMBER
(212) 455-2499

E-MAIL ADDRESS
EPatterson@stblaw.com

August 19, 2010

Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.

Re: The Toronto-Dominion Bank: Request for Exemptive Relief from Rules 101 and 102 of Regulation M

Ladies and Gentlemen:

We are writing on behalf of our client, The Toronto-Dominion Bank, a Canadian chartered bank ("**TD**"), regarding the application of Regulation M to transactions by TD and its affiliates in the common shares of TD (the "**TD Shares**") during the distribution of TD Shares to be made by TD to shareholders of The South Financial Group, Inc. ("**South Financial**"), in connection with the proposed acquisition of South Financial by TD (the "**Acquisition**"). Specifically, on behalf of TD, we ask the Staff to grant exemptive relief from Rules 101 and 102 of Regulation M to permit TD and its affiliates[1] to continue, in the ordinary course of business as described below and in accordance with applicable local law, to engage in the following activities outside the United States (and, to the extent specified, in the United States) during the Regulation M restricted period applicable to the Acquisition:

Market Making and Facilitation Trading in TD Shares and TD Share Derivatives: TD's subsidiary TD Securities Inc. and its subsidiaries (collectively, "**TDSI**"), regularly make bids and offers for, and purchase and sell, TD Shares and futures and forwards relating to TD Shares, baskets and indices including TD Shares, and other derivatives relating to TD Shares (such futures, forwards, baskets, indices and other derivatives, collectively, "**TD Share Derivatives**"), on the Toronto Stock Exchange ("**TSX**") and (in the case of TD Share Derivatives) the Montréal Exchange ("**MX**").[2] In addition, the Structured Finance

1 Including the OTC Derivatives Unit (as defined herein).

2 Although these activities and the others described in this letter are conducted outside of the United States (except for those activities specifically described as occurring in the United States), TD's customers or counterparties involved in such activities may be based in the United States, Canada or elsewhere. Note also that, in the event that TD Shares or a particular TD Share Derivative become listed on another Canadian securities exchange, these transactions and the other transactions described in this letter could be effected on such other exchanges as well as the TSX or the MX.

department of TD (the "**OTC Derivatives Unit**"), which reports to management of TDSI, purchases and sells, solely in the over-the-counter market, certain TD Share Derivatives, for which, for credit quality purposes, TD is the counterparty. TDSI effects these transactions for its own account, on both solicited and unsolicited bases, in order to provide liquidity to the market, to facilitate customer transactions and, in the case of TD Shares, to readjust TDSI's ownership position in TD Shares as appropriate following such transactions, and the OTC Derivatives Unit effects these transactions for its own account, on an unsolicited basis, in order to facilitate customer transactions. TDSI is a designated market maker on the TSX for certain third-party exchange traded funds ("**ETFs**") and the MX (in MX-listed options related to TD Shares).

Derivatives Hedging and Index-Related Adjustments: In connection with the trading activities described above under "Market Making and Facilitation Trading in TD Shares and TD Share Derivatives" and customer trades, TDSI solicits and effects trades in TD Shares for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of TD and its affiliates and of their customers. TDSI is the designated market maker on the TSX for certain ETFs that are index-based and include TD Shares.[3] In order to appropriately hedge its obligations as a market maker to maintain a continuous two-sided market in these ETFs, TDSI will effect trades in the securities that are components of the applicable ETFs, including TD Shares. In addition, TDSI solicits and effects trades in TD Shares in order to appropriately adjust TDSI's proprietary index-related portfolio in response to changes in the applicable indices. These hedging and other transactions are effected on the TSX.

Brokerage Activities: TD's subsidiary TD Waterhouse Canada Inc. ("**TD Waterhouse Canada**") engages in discount brokerage, full-service brokerage activities for its customers through ordinary customer facilitation and related services, and financial planning and related brokerage activities. The discount brokerage division engages only in unsolicited brokerage activities, while the full service brokerage and financial planning divisions provide additional services, including discussions with customers regarding investment strategies (including with respect to TD Shares) and solicited and unsolicited brokerage activities.[4] TD Waterhouse Canada relays to TDSI buy or sell orders for TD Shares in connection with its customers' orders. TD Waterhouse Investor Services (Europe) Limited and TD Securities Limited (UK) (collectively, "**TD Waterhouse U.K.**"), TD's affiliated U.K. broker-dealers, and Internaxx Bank S.A. ("**Internaxx**"), TD's affiliated Luxembourg based broker-dealer, engage in unsolicited brokerage activities of the kind described above with their customers. TDSI, as agent, executes such buy or sell orders relayed by TD Waterhouse Canada, TD Waterhouse U.K., and Internaxx, and TDSI also executes such orders as agent in response to unsolicited orders from its own customers (typically institutional clients). Although the buy or sell orders received from customers during the restricted period will be unsolicited, TDSI

---

3 The ETFs at issue are the Claymore Canadian Financial Monthly Income ETF (TSX: FIE); Claymore Canadian Fundamental Index ETF (TSX: CRQ and CRQ.A); and Claymore CDN Dividend & Income Achievers ETF (TSX: CDZ and CDZ.A). The TSX rotates the market maker position for these ETFs.

4 During the applicable restricted period, TD Waterhouse Canada will direct employees in its full service brokerage division not to solicit orders from its customers with respect to TD Shares.

may solicit the other sides of these transactions. These activities are conducted outside the United States, and the related trades are executed on the TSX. In addition, TD Securities (USA) LLC (the "**U.S. Broker-Dealer**"),[5] TD's affiliated U.S. broker-dealer, may also engage in unsolicited brokerage activities of the kind described above with its customers and related trades may be effected on either the TSX or the NYSE, and accordingly we ask that the requested relief also cover these U.S.-based activities of the U.S. Broker-Dealer.

Asset Management: Certain Canadian subsidiaries of TD, including TD Asset Management Inc., TD Waterhouse Canada, TD Waterhouse Private Investment Counsel Inc. and The Canada Trust Company ("**Canada Trust**"), manage the assets of certain mutual funds, pooled funds, pension funds, trust accounts, estate portfolios and other investor portfolios (including those of endowments, corporations and individuals) (such subsidiaries, the "**Asset Managers**"; such funds, accounts and portfolios, the "**Managed Funds**"). As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers may buy and sell TD Shares for certain of the Managed Funds' accounts. A substantial majority of such activity takes place in Canada, and a small portion of such activity may occur in other non-U.S. jurisdictions. During the restricted period related to the Acquisition, the Asset Managers will only effect such transactions on an unsolicited basis at the direction of a client and, assuming applicable exemptive relief from the Ontario Securities Commission ("**OSC**") is received, the Asset Managers may exercise their discretion to acquire TD Shares when directed to do so by a client or beneficiary or when required to do so pursuant to the terms of a client's or beneficiary's investment mandate, such as an index or enhanced index mandate, and TD Asset Management Inc. will acquire TD Shares on behalf of index, and enhanced index, funds managed by it if TD Shares are a component of the relevant index. The Asset Managers may also buy and sell broad-based indices in which TD Shares are a component. The transactions described above may be routed to TDSI at the direction of the applicable Asset Manager. In addition, TDAM USA Inc., which is registered with the SEC as an investment adviser, may buy and sell (i) TD Shares on the TSX or the NYSE on an unsolicited basis at the direction of a client, and (ii) broad-based indices in which TD Shares are a component.[6]

Insurance Activities: TD sells life and health as well as general insurance products in the Canadian markets through certain subsidiaries (the "**Insurance Companies**").[7] The Insurance Companies invest in money market funds for cash management purposes and in certain mutual funds included in the Managed Funds to mirror contractual obligations to policyholders in universal life policies. These Managed Funds, which include index-related funds, may be invested in TD Shares as part of the regular operation of the Managed Funds.

---

5 TD Securities (USA) LLC is a member of the Financial Industry Regulatory Authority (FINRA).

6 Unless expressly directed by a client to do otherwise, TDAM USA Inc. routes these orders to an unaffiliated broker-dealer for execution.

7 The Insurance Companies include TD Life Insurance Company, CT Financial Assurance Company, TD Assurance Agency Inc., TD Waterhouse Insurance Services Inc., Security National Insurance Company, TD General Insurance Company, Primmum Insurance Company and TD Home and Auto Insurance Company, Meloche Monnex Insurance and Financial Services Inc, and Meloche Monnex Financial Services Inc, all organized under the laws of Canada, and including their respective subsidiaries.

Policyholders also invest directly in mutual funds (and the Insurance Companies do not invest on their behalf) under individual variable policies (also known as segregated funds).

Purchases for or relating to Certain Plans: In order to deliver TD Shares to TD employees and outside directors under certain TD benefit or compensation plans, TDSI purchases TD Shares on the TSX. The purchases are made, on a bi-weekly, monthly or quarterly basis, depending on the plan, solely to satisfy TD's obligation to deliver shares based on specified dollar amounts contributed or allocated by such employees and outside directors to their plan accounts. Purchases may also be made at any time based on a participant's direction to transfer existing investments into an investment in TD Shares. During the restricted period related to the Acquisition, these purchases may be made pursuant to exemptive relief granted by the OSC.

The availability of the exemptions requested by this letter would be conditioned on the disclosure and record-keeping undertakings outlined below under "Relief Requested."

TD has provided us with, and authorized us to make on its behalf, the factual representations set forth in this letter about the market for TD Shares, the activities of TD and its affiliates. The description of Canadian laws and regulations has been provided by McCarthy Tétrault, special counsel to TD.

I. The Market for TD Shares

The principal trading market for TD Shares is the TSX. Additionally, there are a number of alternative trading systems ("**ATSs**") in Canada where TD Shares may be traded. TD Shares are also listed on the New York Stock Exchange ("**NYSE**"). TD is a foreign private issuer as defined in Rule 3b-4(c) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**") and is subject to the information reporting requirements of the Exchange Act.

As of July 31, 2010, TD had approximately 875.33 million common shares outstanding. TD's market capitalization at July 31, 2010 was approximately C$64 billion[8], the second largest of any Canadian bank and the second largest of any Canadian company by market capitalization as of July 2010, representing 5.89% of the S&P TSX 60 Index. The average daily trading volume in TD Shares on the TSX for 2010 (through July 31) was approximately C$208 million or 74% of the worldwide average daily trading volume of TD Shares for that period. The average daily trading volume in TD Shares on the NYSE for 2010 (through July 31) was approximately C$74 million, or 26% of the worldwide average daily trading volume of TD Shares for that period. In connection with the Acquisition, assuming no South Financial shareholder makes a cash election, TD expects to issue approximately 900,000 TD Shares (representing approximately 0.1% of the TD Shares outstanding as of July 31, 2010) as consideration for shares of South Financial common stock, based on approximately 216.4 million shares of South Financial common stock outstanding as of July 31, 2010 (as provided

---

[8] As used in this letter, "$" refers to U.S. dollars and "C$" refers to Canadian dollars. For purposes of this letter, and except as otherwise noted, Canadian dollars have been converted to United States dollars at the rate of C$1.0283 = $1.00, the monthly closing rate in Canada as published by the Bank of Canada on July 31, 2010.

to TD by South Financial). In addition, as described in more detail below under "The Acquisition," TD expects that approximately 13,000 TD Shares will be issuable in respect of converted South Financial equity awards.

The TSX provides for trading in equities through a fully automated electronic exchange trading system. Order entry is restricted to persons with authorized access and the system provides for fully automated order matching and trade execution. The TSX is an auction market based on time and price priority (subject to priority to crosses between orders from the same participating organization). There is full pre-trade transparency of orders (price and volume) other than a portion of the volume that may be hidden on an "iceberg order" where a large order is to be traded.[9] Public identification of the participating organization entering the order is optional. There is full post trade transparency (price and volume) of executions. There is a Market on Close facility for certain securities with no pre-trade transparency other than broadcast imbalance and indicative calculated closing price. There is a 45-minute post-closing Special Trading Session that permits trades effected solely at the regular session closing prices. Order and trade data is disseminated in real time to various information vendors. Other Canadian markets (the ATSs) offer similar functionality but do not all provide pre-trade transparency. Some markets only provide post-trade transparency.

The MX is Canada's exchange for listed derivatives. It provides for trading in single stock equity options, currency options (U.S. Dollar), index futures and options, and interest rate futures and options through a fully automated electronic exchange trading system. Order entry is restricted to persons with authorized access and the system provides for fully automated order matching and trade execution. The MX is a continuous auction market based on time and price priority. There is full pre-trade transparency of orders (price and volume) with the exception that participants may opt to only disclose a portion of the total volume that they wish to trade. The balance may be hidden as part of an "iceberg order" that becomes visible as the disclosed portion is executed. There is full post trade transparency (price and volume) of executions. Order and trade data is disseminated in real time to various information vendors.

In 2009, the aggregate turnover on the TSX for equity securities was in excess of $1,398 billion, and as of July 31, 2010, the overall market capitalization of equity securities listed on the TSX was approximately $64 billion. As of July 31, 2010, there were approximately 1,793 listed companies on the TSX.[10] The primary market index is the S&P/TSX Composite, which currently is comprised of 249 of the most prominent Canadian companies listed on the TSX, including TD.

---

[9] Additional information regarding iceberg orders is available at http://www.tsx.com/en/trading/products_services/iceberg_orders.html.

[10] The information regarding the number of listed companies is available at ww.tmx.com.

II. TD's Market Activities

TD is one of North America's leading financial services firms, offering banking and asset management products and services throughout the world. For the twelve-month period ended April 30, 2010, TD had consolidated reported net income of approximately C$4.4 billion ($4.1 billion)[11] and at April 30, 2010 it had total assets of approximately C$573.9 billion ($550.0 billion) and total shareholder's equity of approximately C$38.4 billion ($36.8 billion)[12]. TD serves more than 18 million customers in four key businesses operating in a number of locations in key financial centers around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD's principal executive offices are located in Toronto, Ontario, Canada and the market activities for which TD is seeking relief will be managed principally by representatives in Toronto. As described in more detail below under "Canadian Market Regulation," in Canada, TD and its affiliates are regulated by, among others, the OSC and other provincial securities regulatory authorities and the Investment Industry Regulatory Organization of Canada (the "**IIROC**").

In 2009, TDSI was the largest trader in TD Shares, accounting for approximately 15.64% of the overall TSX trading volume, and approximately 26.64% of the TSX block trading volume in TD Shares. That historical trading volume represents both the types of transactions for which relief is requested under this letter and other activities which TD and its affiliates will suspend during the applicable restricted period. During this same period, TDSI was the largest trader in listed options on TD Shares on the MX, accounting for approximately 42.7% of the MX trading volume in such options.

The trading activities for which TD is seeking relief will, except as described below with respect to U.S. activities, occur solely on securities exchanges or the over-the-counter market in Canada and be managed principally by representatives within Canada and subject to the regulation and supervision of IIROC and/or other applicable Canadian regulatory agencies. The management of the ordinary course trading activities of the applicable affiliates is operated separately from the management of TD responsible for decisions relating to the Acquisition. The clients and counterparties involved may be based or organized in Canada, the U.S. or other jurisdictions. TD has confirmed that the activities described below for which it is requesting relief are permitted under and would be conducted in accordance with applicable Canadian law (including, where applicable, pursuant to relevant exemptive relief).

Market Making and Facilitation Trading in TD Shares and TD Share Derivatives. As is customary in Canada for financial institutions, TDSI regularly makes bids and offers for, and

---

[11] The U.S. dollar amount of net income was calculated by converting the applicable Canadian dollar amount of net income for each of the four quarterly periods constituting the twelve-month period ended April 30, 2010 to United States dollars at the average daily closing rate for each quarter (as published by the Bank of Canada).

[12] The Canadian dollar amounts of total assets and total shareholders' equity have been converted to United States dollars at the rate of C$1.0435=$1.00, the daily closing rate in Canada as published by the Bank of Canada on April 30, 2010.

purchases and sells, TD Shares and TD Share Derivatives on the TSX and (in the case of TD Share Derivatives) the MX and the over-the-counter market. TDSI effects these transactions for its own account, on both solicited and unsolicited bases, in order to provide liquidity to the market, to facilitate customer transactions (including trading to satisfy anticipated demand for customer-solicited transactions) and, in the case of TD Shares, to readjust TDSI's ownership position in TD Shares as appropriate following such transactions. In addition, the OTC Derivatives Unit, which reports to management of TDSI, purchases and sells, solely in the over-the-counter market, certain TD Share Derivatives, for which, for credit quality purposes, TD is the counterparty. The OTC Derivatives Unit effects these transactions for its own account, on an unsolicited basis, in order to facilitate customer transactions. On the MX, TDSI serves as an exchange-appointed market maker of MX-listed options on TD Shares, and is required in that role to maintain buy and sell quotes for such options. Other TD Share Derivatives that are involved in these transactions include (i) over-the-counter swaps, options, forwards and other structured products relating to TD Shares and baskets and indices that include TD Shares and (ii) listed futures, options and convertible preferred securities relating to TD Shares and baskets and indices that include TD Shares.

Derivatives Hedging and Index-Related Adjustments. In connection with the trading activities described above under "Market Making and Facilitation Trading in TD Shares and TD Share Derivatives" and customer trades, TDSI solicits and effects trades in TD Shares for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of TD and its affiliates and of their customers. TDSI is the designated market maker on the TSX for certain ETFs that are index-based and include TD Shares. In order to appropriately hedge its obligations as a market maker to maintain a continuous two-sided market in these ETFs, TDSI will effect trades in the securities that are components of the applicable ETFs, including TD Shares. In addition, TDSI solicits and effects trades in TD Shares in order to appropriately adjust TDSI's proprietary index-related portfolio in response to changes in the applicable indices. These hedging and other transactions are effected on the TSX, and all such transactions will be entered into in the ordinary course of business and not in contemplation or facilitation of, the Acquisition.

Brokerage Activities. TD's subsidiary TD Waterhouse Canada engages in discount brokerage, full-service brokerage activities for its customers through ordinary customer facilitation and related services, and financial planning and related brokerage activities. The discount brokerage division engages only in unsolicited brokerage activities, while the full service brokerage and financial planning divisions provide additional services, including discussions with customers regarding investment strategies (including with respect to TD Shares) and solicited and unsolicited brokerage activities.[13] TD Waterhouse Canada relays to TDSI buy or sell orders for TD Shares in connection with its customers' orders. TD Waterhouse U.K. and Internaxx engage in unsolicited brokerage activities of the kind described above with their customers. TDSI, as agent, executes such buy or sell orders relayed by TD Waterhouse Canada, TD Waterhouse U.K. and Internaxx, and TDSI also

[13] During the applicable restricted period, TD Waterhouse Canada will direct employees in its full service brokerage division not to solicit orders from its customers with respect to TD Shares.

executes such orders as agent in response to unsolicited orders from its own customers (typically institutional clients). Although the buy or sell orders received from customers during the restricted period will be unsolicited, TDSI may solicit the other sides of these transactions. These activities are conducted outside the United States, and the related trades are executed on the TSX. In addition, the U.S. Broker-Dealer may also engage in unsolicited brokerage activities of the kind described above with its customers and related trades may be effected on either the TSX or the NYSE. We ask that the requested relief also cover these U.S.-based activities of the U.S. Broker-Dealer.

Asset Management. As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers may buy and sell TD Shares for certain of the Managed Funds' accounts.[14] A substantial majority of such activity takes place in Canada (and a small portion of such activity may occur in other non-U.S. jurisdictions). During the restricted period related to the Acquisition, the Asset Managers will only effect such transactions on an unsolicited basis at the direction of a client and, assuming applicable exemptive relief from the OSC is received, the Asset Managers may exercise their discretion to acquire TD Shares when directed to do so by a client or beneficiary or when required to do so pursuant to the terms of a client's or beneficiary's investment mandate, such as an index or enhanced index mandate, and TD Asset Management Inc. will acquire TD Shares on behalf of index, and enhanced index, funds managed by it if TD Shares are a component of the relevant index. The Asset Managers may also buy and sell broad-based indices in which TD Shares are a component. The transactions described above may be routed to TDSI at the direction of the applicable Asset Manager. In addition, TDAM USA Inc., which is registered with the SEC as an investment adviser, may buy and sell, in the ordinary course of business on behalf of clients, (i) TD Shares on the TSX or the NYSE on an unsolicited basis at the direction of a client and (ii) broad-based indices in which TD Shares are a component.[15] Under Canadian law, the Asset Managers have a fiduciary duty to oversee the Managed Funds in a manner that is in the best interests of the Managed Funds and/or their owners and to use their independent judgment in doing so. Accordingly, restrictions on trading of TD Shares by the Asset Managers for the Managed Funds' accounts could prevent them from complying with their fiduciary duties to the Managed Funds.

Insurance Activities: TD sells life and health as well as general insurance products in the Canadian markets through the Insurance Companies. The Insurance Companies invest in money market funds for cash management purposes and in certain mutual funds included in the Managed Funds to mirror contractual obligations to policyholders in universal life policies. These Managed Funds, which include index-related funds, may be invested in TD

---

[14] The Asset Managers, as well as TDAM USA Inc. in the United States, comprise the autonomous global asset management business of TD and provide asset management services on a worldwide basis. As an autonomous division of TD, the Asset Managers and TDAM USA Inc. might be considered to fall outside of the definition of "affiliated purchaser" set forth in Rule 100 of Regulation M and thus the restrictions of Regulation M would not apply to them. Nevertheless, TD has assumed for the purpose of this request that the Asset Managers and TDAM USA Inc. will be subject to the provisions of Rule 102, and respectfully requests the relief described in this letter for the Asset Managers and TDAM USA Inc.

[15] Unless expressly directed by a client to do otherwise, TDAM USA Inc. routes these orders to an unaffiliated broker-dealer for execution.

Shares as part of the regular operation of the Managed Funds.[16] Policyholders also invest directly in mutual funds (and the Insurance Companies do not invest on their behalf) under individual variable policies (also known as segregated funds).

Purchases for or relating to Certain Plans. In order to deliver TD Shares to TD employees and outside directors under certain TD benefit or compensation plans, TDSI purchases TD Shares on the TSX. The purchases are made, on a bi-weekly, monthly or quarterly basis, depending on the plan, solely to satisfy TD's obligation to deliver shares based on specified dollar amounts contributed or allocated by such employees and outside directors to their plan accounts. With respect to the employee plans, employees can specify regular payroll deductions and/or lump sum amounts to be applied to purchases under the applicable plan. TD or an external service provider then aggregates the amounts, together with matching contributions from TD where applicable and net of certain deductions where applicable, and advises TDSI of the aggregate dollar amount of TD Shares to be purchased. TDSI effects the purchases on a bi-weekly and monthly basis within 3 business days following the relevant pay date, depending on when funds are remitted to TDSI. The purchase dates for a calendar year are set in December of the preceding calendar year. Other than the specification of the aggregate dollar amount and the setting of the purchase dates based on pay dates as described above, TD does not provide other instructions to TDSI with respect to the purchase of the TD Shares. A similar process occurs for allocations made by outside directors, although the purchases in respect of allocations are only made once per quarter. Purchases may also be made at any time based on a participant's direction to transfer existing investments into an investment in TD Shares. During the restricted period related to the Acquisition, the purchases described in this paragraph may be made pursuant to exemptive relief granted by the OSC. TD will instruct its executive officers, and other employees who are currently materially involved in the Acquisition, not to (i) request an increase to their contributions or allocations to the applicable plans or (ii) effect transfers of existing investments into an investment in TD Shares, in each case during the restricted period for the distribution , and will use reasonable efforts to monitor plan activity for compliance with such instructions (or to effect other procedures designed to establish compliance).

Information Barriers. TD has established information barrier policies and procedures to prevent material non-public information from passing between the sales/trading areas of TD and its affiliates and other areas of TD and its affiliates. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, TD's traders and sales force who conduct trading activities are generally able to continue their market activities, although senior management may restrict such activities in extraordinary circumstances. TD will continue to maintain these policies and procedures during the distribution related to the Acquisition.

Other activities. TD and its affiliates conduct other market activities in TD Shares and TD Share Derivatives in the ordinary course of their business, such as publishing research reports

---

[16] As autonomous divisions of TD, the Insurance Companies might be considered to fall outside of the definition of "affiliated purchaser" set forth in Rule 100 of Regulation M and thus the restrictions of Regulation M would not apply to them. Nevertheless, TD has assumed for the purpose of this request that the Insurance Companies will be subject to the provisions of Rule 102, and respectfully requests the relief described in this letter for the Insurance Companies.

with respect to TD, trading in TD Shares for the purpose of generating trading gains and independent of any need for liquidity in the market and trading in TD Share Derivatives on unsolicited and solicited bases, for proprietary trading purposes. In connection with the distribution related to the Acquisition, TD and its affiliates will comply with Regulation M, either by suspending market activities not subject to exemptive relief during the relevant period (such as the publishing of research reports) or by conducting those actions in accordance with an available exception from Regulation M. These exceptions might include those available for "affiliated purchasers" as to which the conditions in paragraphs (3)(i)-(iii) of that definition are satisfied. Accordingly, TD is not seeking relief from the Staff for these activities.

III. The Acquisition

On May 16, 2010, TD and South Financial entered into an Agreement and Plan of Merger (the "**Merger Agreement**") pursuant to which TD will acquire South Financial. Under the Merger Agreement, Hunt Merger Sub, Inc., a newly formed wholly-owned subsidiary of TD, will merge with and into South Financial, with South Financial surviving the merger as a wholly-owned subsidiary of TD.

i. In connection with the Acquisition, South Financial's common shareholders will have the right to receive either $0.28 in cash, if a cash election is made, or 0.004 TD Shares (plus cash in lieu of any fractional share interests) for each share of South Financial common stock. The number of TD Shares to be distributed in the Acquisition is based on a fixed exchange ratio and is not subject to change based on fluctuations in the price of TD Shares on the TSX or the NYSE. Assuming no South Financial shareholder makes a cash election, TD would expect to issue approximately 900,000 TD Shares as merger consideration, representing approximately 0.1% of the outstanding TD Shares (based on the number of shares of South Financial common stock and TD Shares outstanding as of July 31, 2010). In addition, as discussed below, market manipulation and dissemination of false information to affect the prices of listed securities are prohibited under Canadian law.

ii. The Acquisition is subject to the approval of South Financial shareholders. South Financial plans to mail the proxy statement/prospectus to its common shareholders as soon as practicable following the declaration of effectiveness of the registration statement referred to below, and the meeting of South Financial's shareholders to vote on whether to approve the Acquisition is expected to occur approximately (but not earlier than) 20 business days from the date of such mailing.

iii. The TD Shares to be delivered in the Acquisition distribution will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, pursuant to a registration statement on Form F-4. As noted above, based on outstanding share information provided by South Financial as of July 31, 2010, assuming no South Financial shareholder makes a cash election, TD expects to issue approximately 900,000 TD Shares as merger consideration. Upon completion of the Acquisition, all outstanding options to purchase shares of South Financial common stock will be converted into options to purchase TD Shares on the basis set forth in the Merger Agreement. Based on information provided by South Financial, TD currently expects that approximately 13,000 TD Shares will be issuable in respect of converted South Financial equity awards. All of the TD Shares to be delivered in the Acquisition and upon exercise of converted South Financial equity awards will be newly issued shares. In addition, an application will be made to list on the TSX and the NYSE the TD Shares issuable in the Acquisition and upon exercise of converted South Financial equity awards.

IV. Application of Regulation M

In connection with the Acquisition, TD will distribute TD Shares to South Financial shareholders and, therefore, will be engaged in a "distribution" in the United States for purposes of Regulation M. Pursuant to Rule 100 of Regulation M, the restricted period for the distribution will begin on the day that the proxy statement/prospectus is first mailed to South Financial shareholders and will end when the South Financial shareholder vote is completed. Thus, the restricted period is likely to last at least 4 weeks.

TDSI, the OTC Derivatives Unit, TD Waterhouse Canada, TD Waterhouse U.K., Internaxx, the U.S. Broker-Dealer, the Asset Managers and/or TDAM USA Inc. may, from time to time, purchase TD Shares for their own accounts and/or the accounts of others and recommend and exercise investment discretion with respect to the purchase of TD Shares. Accordingly, they may be deemed to be "affiliated purchasers" of TD, as defined in Rule 100 of Regulation M.[17] TDSI is serving as a financial advisor to TD in connection with the Acquisition and therefore TD believes that it qualifies as a distribution participant subject to Rule 101 of Regulation M.[18] The other affiliates described in this letter that constitute affiliated purchasers, as well as TD itself, would be subject to Rule 102 of Regulation M, and we have assumed for purposes of the relief requested in this letter that TDSI would also be deemed to be subject to Rule 102.

---

17 As noted above, however, the Asset Managers and TDAM USA Inc., as autonomous divisions of TD, may not be "affiliated purchasers," but for purposes of this letter TD has assumed that they may be deemed to be affiliated purchasers under Regulation M.

18 Although a limited set of the activities for which exemptive relief is requested under this letter could be permitted under Rule 101 of Regulation M to the extent effected by a distribution participant, TD respectfully requests exemptive relief for all such activities in the event that TDSI were deemed not to be a distribution participant. We note that the investment banking department of TDSI which is serving in the financial advisory role is subject to information barrier policies and procedures, which are in compliance with applicable OSC regulations, to prevent material non-public information from passing between it and the sales/trading areas of TD and its affiliates (including the departments of TDSI for which relief is requested under this letter).

Under Rule 102, TD and its affiliated purchasers would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, TD Shares during the applicable restricted period, except to the extent that one of the specified exceptions under the applicable rule is available. There are no exceptions available under Rule 102 that would permit TD and its affiliated purchasers to engage in the activities described in this letter. Therefore, without the requested exemptive relief, TD and its affiliates would not be permitted to engage in their respective ordinary course financial services activities for an extended period of time, which will last at least four weeks.

TD believes that the withdrawal of the largest trader in TD Shares in the primary market for those shares, which are among the most actively traded in Canada, for such an extended period of time could have harmful effects in the home market (and indirectly in the U.S. market) for TD Shares and for TD's customers. These effects could include an imbalance of buy and sell orders and thus greater volatility and reduced liquidity. For customers, such a disruption could result in an inability to effect, or significant delays and inconvenience in effecting through another service provider, ordinary course financial transactions which they expect TD, their chosen service provider, to be able to complete.

TDSI is the most significant market maker in listed options on TD Shares, and TDSI and the OTC Derivatives Unit are significant participants in trading of other TD Share Derivatives, including in connection with providing expected services to their customers.[19] Accordingly, if they are precluded from conducting ordinary course market-making activities in TD Share Derivatives or from effecting ordinary course hedging transactions in TD Shares relating to TD Share Derivatives, the application of Regulation M could have adverse effects on the Canadian market for TD Share Derivatives, as well as on TD's ability to manage hedge positions maintained by TD and its customers previously established in connection with this activity. TDSI, TD Waterhouse Canada, TD Waterhouse U.K., Internaxx, the U.S. Broker-Dealer and TDAM USA Inc. may also be unable to execute full-service brokerage services or unsolicited brokerage orders (including in the context of TDAM USA Inc.'s asset management business) submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere (with related delays and inconvenience) or to refrain from completing ordinary course financial transactions. Given the importance of TD Shares to the overall Canadian securities market, to prohibit the Asset Managers from trading TD Shares during the restricted period (which, as noted above, would be limited to transactions effected on an unsolicited basis at the direction of a client and, assuming applicable exemptive relief from the OSC is received, to transactions effected by the Asset Managers at the direction of a beneficiary and to transactions effected by TD Asset Management Inc. on behalf of index, and enhanced index, funds managed by it if TD Shares are a component of the relevant index) and, when required to do so pursuant to the terms of a client's or beneficiary's investment mandate, such as an index or enhanced index mandate, would have a significant adverse effect on their ability to manage their investments on behalf

[19] Derivatives on TD Shares (other than securities futures) generally would not be "covered securities" under Rule 100 of Regulation M. See, e.g., Release 34-38067 (Dec. 20, 1996), 62 FR 520, 524. Derivative market activities by TD affiliates, however, might in some cases be regarded as involving inducements to purchase TD Shares. To avoid uncertainty, the activities covered by this request for exemption include the TD Share Derivatives trading and hedging and other activities in TD Shares described in this letter.

of their clients. Accordingly, restrictions on trading of TD Shares by the Asset Managers for the Managed Funds' accounts could prevent them from complying with their fiduciary duties to the Managed Funds.

TDSI's role as purchaser for certain of TD's broad-based employee plans is essential to the administration of the plans. With respect to these plans, TDSI purchases TD Shares solely to satisfy TD's obligation to deliver shares based on specified dollar amounts contributed or allocated by such employees and outside directors to their plan accounts and to effect transfers of existing investments at the direction of a plan participant. TDSI serves as the purchaser solely because it is an in-house broker-dealer and accordingly their use allows TD to reduce the expense of engaging a third party agent. The market-making and facilitation trading, derivatives hedging and index-related adjustments, brokerage activities, asset management activities, insurance activities and plan-related activities described in this letter are also important aspects of TD's business as a major Canadian financial institution, are standard activities for Canadian financial institutions and permissible under home country law under comparable circumstances. Accordingly, interrupting these activities for such an extended period could also have an adverse impact on TD's business, including its ability to properly manage its risks and loss of business due to customer dissatisfaction.

TD Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with an average daily trading volume for the two calendar months ended July 31, 2010 of approximately $259 million and an estimated public float value (as of July 31, 2010) of approximately $62 billion.[20] Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as TD Shares. However, because the TD affiliates may constitute affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what market makers and brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

Finally, TD believes that the risk of market manipulation by affiliates of TD is further limited by the information barrier policies and procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are ordinary course market activities of TD and its affiliates rather than activities commenced or managed in contemplation of the Acquisition, and the fact that applicable Canadian law prohibits market manipulation and dissemination of false information to affect the prices of listed securities. As discussed further below under "Canadian Market Regulation," the activities for which exemptive relief is being requested are subject to and will be conducted in accordance with applicable Canadian law (including, where applicable, pursuant to relevant exemptive relief). Applicable Canadian law provides important safeguards against the risk of the types of abuse that Regulation M was designed to prevent.

---

20 Based on the closing price for TD Shares on the Toronto Stock Exchange on July 31, 2010 for the average daily trading volume calculation and the public float value calculation, and, in each case, the exchange rate of C$1.0290 = $1.00, the noon buying rate in Toronto as published by the Bank of Canada on July 31, 2010.

For these reasons, TD asks the Staff to provide an exemption from Regulation M that would allow TD and its affiliates to continue to engage in the ordinary course market activities described above during the restricted period applicable to the Acquisition, as permitted under market practice and applicable Canadian law.

V. Canadian Market Regulation

Regulation of the TD Registrants

TDSI is registered as a dealer under the securities legislation of all provinces and territories of Canada, it is a member of IIROC[21] and it is a participating organization of the TSX and other Canadian marketplaces. TD Waterhouse Canada is registered as a dealer in all provinces and territories of Canada and it too is a member of IIROC. The Asset Managers are either registered as advisers under the securities legislation of all provinces and territories of Canada or they are exempt from the requirement to be registered as such.

As dealers and advisers that, to the extent applicable, are registered under the securities legislation of all provinces and territories of Canada, TDSI and the Asset Managers are subject to regulatory oversight by the OSC and the securities regulatory authorities of all other provinces and territories of Canada, and are required to comply with those requirements of Ontario securities law that are summarized below.[22] As members of IIROC, each of TDSI and TD Waterhouse Canada is also subject to regulatory oversight by IIROC and is required to comply with the by-laws, regulations and policies of IIROC. As a participating organization of the TSX and other Canadian marketplaces, TDSI is also required to comply with the provisions of the Universal Market Integrity Rules ("**UMIR**") that are summarized below. These provisions include Rule 7.7, which is one of two Canadian securities regulatory requirements that are comparable to Regulation M.

Ontario Securities Law

The principal regulatory authority in Ontario is the OSC. Like the securities regulatory authorities in the other provinces and territories, the OSC is responsible for regulating a variety of different market participants that include dealers, advisers, investment fund managers, issuers of securities, investment funds, self-regulatory organizations, clearing

---

[21] IIROC is a self regulatory organization that has been recognized as such by the Ontario Securities Commission and the securities regulatory authorities of other provinces and territories. All investment dealers, such as TDSI and TD Waterhouse Canada, must become members of, and subject to regulation by, IIROC. IIROC regulates the solvency, educational proficiency and the sales and business practices of its member firms and their employees.

[22] Due to the impracticality of attempting to summarize the securities laws of all provinces and territories, this summary has been limited to a consideration of the securities laws of Ontario for three reasons. First, Ontario has the most significant capital market in Canada and the greatest number of market participants. As a result, the OSC is one of the most influential members of the association established by the securities regulatory authorities of Canada's provinces and territories, referred to as the Canadian securities administrators, and Ontario's securities laws have a broader application than the securities laws of the other jurisdictions. Second, Ontario's securities laws have tended to be more onerous than the securities laws of the other jurisdictions and compliance with the standards established by such laws has therefore generally served to ensure compliance with the securities laws of the other provinces and territories. Third, Ontario's securities laws have become increasingly representative of the securities laws of the other provincial and territorial jurisdictions as a result of the regulatory uniformity that has been achieved through the publication of national instruments by the Canadian securities administrators.

agencies and marketplaces, including exchanges and alternative trading systems. The principal source of such regulation is the *Securities Act* (Ontario) (the "**Ontario Act**") which grants the OSC extensive authority to enforce its provisions.

In addition to the regulation of the market participants referred to above, the Ontario Act regulates, among other things, the conduct of takeover bids and issuer bids as well as trading by insiders.[23] The Ontario Act prohibits insider trading by providing that no person or company in a special relationship with a reporting issuer[24] shall purchase or sell securities of the reporting issuer with the knowledge of a material fact[25] or material change[26] that has not been generally disclosed. It also provides that no reporting issuer and no person or company in a special relationship with a reporting issuer shall inform, other than in the necessary course of business, another person or company of a material fact or material change with respect to the reporting issuer before the material fact or material change has been generally disclosed. For purposes of these trading and tipping prohibitions, a person or company in a special relationship includes a person or company that is an insider or affiliate[27] of the reporting issuer, such as TDSI and the Asset Managers. Trading with knowledge of the trading activity of a managed account is also prohibited in certain circumstances. According to the Ontario Act, any person or company having information concerning the investment program of a managed account, including a mutual fund, is also prohibited from purchasing or selling the securities of an issuer for the person or company's own account where the portfolio securities of the managed account include securities of that issuer and the information is used by the person or company for its own advantage.

The Ontario Act also regulates conflicts of interest by prohibiting certain self dealing transactions and by prescribing disclosure requirements for transactions that involve related issuers of registrants such as TDSI and those Asset Managers that are registered under the Ontario Act. Certain of these prohibited transactions and disclosure requirements are summarized below.

---

23 The term "insider" is defined, in part, in section 1(1) of the Ontario Act to include every director or officer of a reporting issuer, such as TD, and every director or officer of a company that is a subsidiary of a reporting issuer, such as TDSI and the Asset Managers.

24 The term "reporting issuer" is defined, in part, in section 1(1) of the Ontario Act to mean an issuer that has qualified its securities for distribution pursuant to a prospectus under the Act or that has had its securities listed and posted for trading on a recognized stock exchange.

25 The term "material fact" is defined in section 1(1) of the Ontario Act to mean a fact that would reasonably be expected to have a significant effect on the market price or value of securities.

26 The term "material change" is defined in section 1(1) of the Ontario Act to mean a change in the business, operations or capital of an issuer that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the issuer.

27 A company is deemed to be an affiliate of another company if one of them is the subsidiary of the other, or if both are subsidiaries of the same company, or each of them is controlled by the same person or company. A company is deemed to be a subsidiary of another company if, among other things, it is controlled by that other company, it is controlled by that other company and one or more companies each of which is controlled by that other company, or it is a subsidiary of a company that is the other company's subsidiary. A company is deemed to be controlled by another company, or by two or more companies, if the voting securities of the first company carrying more than 50% of the votes for the election of directors are held for the benefit of the other company or companies and the votes carried by such securities are entitled to elect a majority of the directors of the first company.

As the result of self dealing restrictions, a mutual fund is prohibited from knowingly making an investment in, among others, any person or company who is a substantial security holder of the mutual fund, its management company or its distribution company.[28] TD would be considered a substantial security holder of the Asset Managers and mutual funds managed by the Asset Managers would therefore be prohibited from making an investment in TD in the absence of any exemption. Absent an exemption, a mutual fund that is a reporting issuer is also prohibited from purchasing securities from, or selling securities to, the manager of the fund, such as an Asset Manager, or any affiliate of the manager, such as TDSI or TD Waterhouse Canada, unless the price for the security is not more than the ask price in the case of a purchase, or less than the bid price in the case of a sale, all as reported on a public quotation system in common use.

The Ontario Act also prohibits a portfolio manager from causing any investment portfolio that is managed by it, including an investment fund for which it acts as an adviser, to invest in any issuer in which a "responsible person" is an officer or director unless the specific fact is disclosed to the portfolio manager's client and the client's written consent is obtained prior to the investment. As a result of the definition of the term "responsible person", this self dealing restriction serves to preclude, in the absence of an exemption, any Asset Manager registered under the Ontario Act from causing any of its clients to invest in TD without the client's prior written consent to do so if any director or officer of the Asset Manager is also a director or officer of TD. A registrant, such as an Asset Manager, is also prohibited from making a recommendation in any medium of communication to buy, sell or hold a security issued by a related issuer, such as TD, unless the registrant discloses in the same medium of communication the nature and extent of the relationship between the registrant and the issuer.

A registrant is also required to prepare a relationship disclosure document ("**RDI**") that provides its clients with all information that a reasonable investor would consider important about the clients' relationship with the registrant including certain prescribed information. A registrant must deliver its RDI to a client before the registrant first purchases or sells a security for, or on behalf of, a client. If there is a significant change to a registrant's RDI, the registrant must take reasonable steps to notify its clients of the change in a timely manner.

Investment Industry Regulatory Organization of Canada

The trading activity of those who trade securities through the TSX is subject to regulation by IIROC. IIROC is recognized as a self regulatory organization by the securities regulatory authorities of all provinces of Canada. Its responsibilities include the regulation of securities trading and market-related activities of participants on Canadian equity marketplaces through, among other things, the administration and enforcement of a common set of market integrity rules known as UMIR. The Canadian equity marketplaces that are currently regulated by IIROC include the TSX; TSX Venture Exchange; CNSX Markets Inc.; Omega ATS; Pure Trading; Alpha ATS; Bloomberg Tradebook Canada Company; Chi-X Canada; Liquidnet Canada Inc.; and MATCH Now.

---

[28] For such purpose, a person or company is considered to be a substantial security holder of an issuer if that person or company owns beneficially voting securities to which are attached more than 20% of the voting rights attached to all voting securities of the issuer.

As noted above, Rule 7.7 of UMIR is one of two Canadian securities regulatory requirements that is comparable to Regulation M. Rule 7.7 prohibits a dealer-restricted person from purchasing restricted securities for its own account or an account over which it exercises control or direction, and from attempting to induce or cause any person to purchase a security, during the restricted period in relation to a distribution of an issuer's securities, absent an available exemption. Rule 7.7 also prohibits a dealer-restricted person from purchasing restricted securities for the account of an issuer-restricted person or an account over which the issuer-restricted person exercises control or direction during the applicable restricted period subject to certain limited exemptions. A dealer-restricted person is comparable to a "distribution participant" under Regulation M and an issuer-restricted person is comparable to an "issuer" under Regulation M. The exemptions that are available to a dealer-restricted person when purchasing restricted securities for its own account, or an account over which it exercises control or direction, or when attempting to induce or cause a person to purchase a restricted security, include an exemption that permits the dealer-restricted person to purchase "highly-liquid securities" during the restricted period as well as an exemption that permits the dealer-restricted person to engage in market stabilization and market-balancing activities for the purpose of maintaining a fair and orderly market during the restricted period. For purposes of Rule 7.7[29], the term 'highly-liquid security" is defined to mean a listed security or quoted security that has traded, in total, on one or more marketplaces as reported on a consolidated market display during a 60-day period ending not earlier than 10 days prior to the commencement of the restricted period: an average of at least 100 times per trading day; and with an average trading value of at least C$1,000,000 per trading day; or is subject to Regulation M and is considered to be an "actively-traded security" for purposes of Regulation M.

IIROC maintains, and posts each trading day, a list of securities that meet the definition of "highly-liquid security" for purposes of Rule 7.7 and TD Shares appear on this list.

The above-described exemptions that are generally available to dealer-restricted persons are not available to an issuer-restricted person unless the issuer-restricted person is also a dealer-restricted person. Accordingly, although TDSI is an issuer-restricted person in respect of any distribution of TD Shares because it is an affiliate of TD, and it would therefore otherwise be prohibited from purchasing TD Shares in reliance upon the "highly-liquid security" exemption described above, TDSI is also a dealer-restricted person and it can therefore rely upon this exemption for the purpose of engaging in such trading activity.[30]

UMIR also requires marketplace participants to transact business openly and fairly and in accordance with just and equitable principles of trade[31] and it prohibits participants from directly or indirectly, engaging in, or participating in the use of, any manipulative or

---

29 The term "highly-liquid security" has the same meaning for purposes of OSC Rule 48-501 described below.

30 OSC Rule 48-501 would also recognize TDSI as both an issuer-restricted person and a dealer-restricted person and permit TDSI to trade TD Shares during the restricted period in reliance upon the "highly-liquid security" exemption.

31 UMIR Rule 2.1(1).

deceptive method, act or practice in connection with any order or trade on a marketplace.[32] UMIR also imposes best execution[33] and best price[34] obligations on participants and it prohibits participants from frontrunning.[35]

OSC Rule 48-501 *Trading During Distributions, Formal Bids and Share Exchange Transactions* complements, and is comparable to, Rule 7.7 of UMIR. It is the second Canadian securities regulatory requirement that is comparable to Regulation M and it is administered by the OSC. OSC Rule 48-501 has a broader application than Rule 7.7 because it imposes trading restrictions on both dealer-restricted persons and issuer-restricted persons. Accordingly, in addition to the trading restrictions that are imposed upon dealer-restricted persons by Rule 7.7 of UMIR, OSC Rule 48-501 expressly prohibits an issuer-restricted person from purchasing restricted securities for its own account, purchasing restricted securities for any account over which it exercises control or direction, or attempting to induce or cause any person or company to purchase a restricted security, at any time during the applicable restricted period, subject to certain limited exceptions.

VI. Relief Requested

As discussed above, TD is seeking exemptive relief from the application of Rules 101 and 102 of Regulation M to permit TD and its affiliates to continue to engage in the market-making and facilitation trading, derivatives hedging and index-related adjustments, brokerage activities, asset management activities, insurance activities and plan-related activities described in Section II of this letter during the Regulation M restricted period related to the Acquisition. These activities would be conducted in the ordinary course of business and not for the purpose of facilitating the Acquisition. The activities would (subject to the requested relief and, where applicable, applicable relief from the OSC being granted) be conducted in accordance with all applicable law, all as described in this letter.

As a condition to the relief being requested, TD would undertake to include disclosure in the proxy statement/prospectus that will be distributed to South Financial shareholders. The disclosure will be substantially similar to the following:

Since the announcement of the merger, TD and certain of its affiliates have engaged, and intend to continue to engage throughout the proxy solicitation period, in various dealing, brokerage, asset management, insurance and related activities involving TD common shares outside the United States (and, to a limited extent, within the United States). Among other things, TD or one or more of its affiliates intends to effect transactions in TD common shares and derivative securities related to TD common shares on the Toronto Stock Exchange and other non-U.S. exchanges, for its own account, in order to provide liquidity to the market and

---

[32] UMIR Rule 2.2(1).

[33] UMIR Rule 5.1.

[34] UMIR Rule 5.2.

[35] UMIR Rule 4.1.

to facilitate customer transactions, and to readjust TD's ownership position in TD common shares as appropriate following such transactions. TD also intends to engage in trades in TD common shares for its own account and the accounts of its customers (and, to the extent described below, its employees and directors) for the purpose of hedging their positions established in connection with the trading of certain derivatives relating to TD common shares, hedging TD's position in respect of market making obligations related to certain exchange traded funds, adjusting TD's proprietary index-related portfolios in response to changes in the applicable indices, effecting brokerage transactions in TD common shares for its customers, and effecting delivery of TD common shares as required pursuant to certain of TD's benefit or compensation plans for employees and directors. Further, certain of TD's asset management and insurance affiliates may buy and sell TD common shares, or funds or indices including TD common shares, outside the United States (and, in the case of certain asset management activities, within the United States) as part of their ordinary investment management activities on behalf of their customers and ordinary insurance activities relating to obligations to customers. These activities occur outside the United States and, in the case of unsolicited brokerage transactions (including in the context of asset management activities) and certain trades in broad-based indices that include TD common shares, in the United States and the transactions in TD common shares and derivative securities are effected on the Toronto Stock Exchange, the Montréal Exchange and, in limited circumstances, the New York Stock Exchange. The foregoing activities could have the effect of preventing or retarding a decline in the market price of TD common shares. TD has sought and received from the SEC certain exemptive relief from Regulation M under the Exchange Act in order to permit TD and certain of its affiliates to engage in the foregoing activities during the proxy solicitation period.

As a further condition to the relief being requested, TD will undertake to keep records of the date and time when any TD Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of TD Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of TD Shares that any TD affiliates make during the restricted period (this information with respect to purchases or sales will not include any client-specific data, the disclosure of which is restricted under applicable law). TD will maintain such records for a period of two years following the completion of the distribution related to the Acquisition. Upon the written request of the Director of the Division of Trading and Markets of the SEC, TD will make a copy of the relevant records described above available at the SEC's offices in Washington, D.C.

In connection with the relief requested by TD in this letter, please note that substantially similar exemptive relief from Rule 101 and/or Rule 102 of Regulation M was granted with respect to market-making, derivatives hedging, brokerage activities, asset management activities and insurance activities to TD under your exemptive letter dated December 21, 2007, and to: ING under your exemptive letter of November 19, 2009; UBS AG under your exemptive letter of April 22, 2008; and Banco Bilbao Vizcaya Argentaria, S.A. under your exemptive letter of June 25, 2007.

* * *

If you have any questions or require any additional information, please contact the undersigned at (212) 455-2499.

Sincerely yours,



Ellen Patterson

132-00017